UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66184

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Edgewater Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Hutton Centre Dr., Suite 860

(No. and Street)

SANTA ANA	CA	92707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Kramer   **5628960796**   ckramer@acuityadvisors.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Kramer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edgewater Capital, LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Christopher Kramer_____

Title: _President_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

Contents

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of Edgewater Capital, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Edgewater Capital, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgewater Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgewater Capital, LLC's management. Our responsibility is to express an opinion on Edgewater Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgewater Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Edgewater Capital, LLC's financial statements. The supplemental information is the responsibility of Edgewater Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Edgewater Capital, LLC's auditor since 2019.

Sugar Land, Texas

February 23, 2026

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and Equivalents	$ 6,602
Total Assets	$ 6,602

Liabilities and Members' Equity

Liabilities

Total Liabilities	$ 0
Members' Equity	$ 6,602
Total Liabilities and Members' Equity	$ 6,602

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues

Investment Banking Services	0
Reimbursed Expenses	0
Interest Income	1,658
Total Revenues	1,658

Expenses

Professional fees	19,739
Regulatory fees	5,595
All other expenses	695
Total Expenses	26,029
Net Operating Income	(24,371)
Income Tax Refund	(65,825)
Income Tax Provision	800
Total Income Tax Expense	(65,025)
Net Income	$40,654

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total
Balance, December 31, 2024	$ 110,948
Net Income	40,654
Member distributions	(145,000)
Balance, December 31, 2025	$ 6,602

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2025

Cash Flows from Operating Activities:		
Net Income	$	40,654
Changes in Operating Assets and Liabilities:		
Accounts payable		0
Net Cash Provided (Used) by Operating Activities		40,654
Changes in Investing Activities		
Net Cash Provided (Used) by Investing Activities		0
Changes in Financing Activities:		
Additional Paid In Capital		0
Distributions		(145,000)
Net Cash Provided (Used) by Financing Activities		(145,000)
Net increase (decrease) in cash		(104,346)
Cash at beginning of period		110,948
Cash at end of period	$	6,602
Supplemental Cash Flow Information		
Cash paid for income tax	$	0

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities
- Other financial advisory services

The Company does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not and will not carry accounts of or for customers; and (3) does not and will not carry PAB accounts. Under its current membership agreement, the Company is classified as a Covered Firm, and as such, will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Note 2…(continued)

Income Taxes - The Company, with consent of its Members, elected to be a California Limited Liability Company until July 31, 2018. Effective August 1, 2018, with the consent of its Member, the Company elected to be taxed as an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $6,602 which was $1,602 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0%.

Any additional capital contributions necessary to meet regulatory requirements will be made by the owner as needed consistent with past practice. Notwithstanding the foregoing, Management expects the Company to be profitable in 2026 and does not expect additional capital contributions to be required.

Note 5 – Income Taxes

The Company was subject to a minimum state income tax of $800. For the year ended December 31, 2025, the Company recorded company income tax expense of $800, and received a tax refund of $65,825.

Note 6 – Going Concern

The Company did not generate revenue from operations in 2025. While the Company expects to be profitable in 2026, it may incur losses at some point during the year. The shareholder has committed to contribute additional capital sufficient to fund operations in the event that the Company does not generate revenues sufficient to offset the costs of operations. The shareholder attests that he has sufficient liquid resources to make any required capital contributions.

Note 7 – Commitments and Contingencies

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended."

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 23, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 9 – Single Segment Reporting

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President Christopher Kramer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company generated no revenue in 2025 other than interest income.

Edgewater Capital, LLC
Computation of Schedule I - Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2025

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 6,602
Nonallowable assets:	
Net Capital	6,602
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	0
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 1,602
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,602
Computation of Aggregate Indebtedness	
Total liabilities	$ 0
Aggregate indebtedness to net capital	0.0%

There are no material differences between the computation above and the computation in the Company's corresponding unaudited amended Form X-17a-5 Part II A filing.

Edgewater Capital, LLC
Schedule II - Computation for Determining Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements is not applicable to EDGEWATER CAPITAL, LLC.

Edgewater Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to EDGEWATER CAPITAL, LLC.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Edgewater Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Edgewater Capital, LLC states The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). (1)The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Edgewater Capital, LLC's management, is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgewater Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 23, 2026

Edgewater Capital, LLC's Exemption Report

Edgewater Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Edgewater Capital, LLC

Edgewater Capital, LLC

By: _Chris Kramer_

Chris Kramer

Title: President

As of: February 20, 2026